Exhibit 99.1

CyberArk Announces Strong Second Quarter 2022 Results
Subscription Portion of Annual Recurring Revenue (ARR) of $255 million with Growth of 133%
Total ARR of $465 million with Growth of 48%
Subscription Revenue of $66.0 million with Growth Accelerating to 144%
Total Revenue of $142.3 million Exceeds Guidance Range; Growth Accelerating to 21%
Full Year ARR Guidance Range Increased to a Range of $543 million to $549 million

Newton, Mass. and Petach Tikva, Israel – August 10, 2022–  CyberArk (NASDAQ: CYBR), the global leader in Identity Security, today announced strong financial results for the second quarter ended June 30, 2022.

“We had an outstanding second quarter with momentum continuing to build for our Identity Security platform,” said Udi Mokady, CyberArk Chairman and CEO. “Robust demand, great execution and strong industry tailwinds drove the strength in our bookings. This resulted in 48 percent year-over-year growth in total ARR and in a 133 percent year-over-year growth in Subscription ARR, led by strong demand for our SaaS solutions. Our Identity Security platform centered on intelligent privilege controls is resonating with customers, who are turning to CyberArk as a trusted partner to secure all identities from workforce to privileged users to machines. The power of our land and expand strategy was demonstrated by another strong new business quarter, with nearly 250 new logos, as well as increased velocity of add on and cross sell activity in our customer base. Our Identity Security platform and subscription business model are unlocking transformational value for our customers and for CyberArk. Based on our performance in the first half of 2022, we are raising our full year guidance for total revenue and ARR and have increased confidence that we can deliver against the multi-year durable growth opportunity with strong cash flow and profitability.”

Financial Summary for the Second Quarter Ended June 30, 2022
•	Subscription revenue was $66.0 million in the second quarter of 2022, an increase of 144 percent from $27.1 million in the second quarter of 2021.
•	Maintenance and professional services revenue was $65.3 million in the second quarter of 2022, compared to $62.9 million in the second quarter of 2021.
•	Perpetual license revenue was $11.0 million in the second quarter of 2022, compared to $27.3 million in the second quarter of 2021.
•	Total revenue was $142.3 million in the second quarter of 2022, up 21 percent from $117.2 million in the second quarter of 2021.
•	GAAP operating loss was $(42.0) million and non-GAAP operating loss was $(10.7) million in the second quarter of 2022.
•
GAAP net loss was $(37.6) million, or $(0.93) per basic and diluted share, in the second quarter of 2022. Non-GAAP net loss was $(10.7) million, or $(0.27) per basic and diluted share, in the second quarter of 2022.

Balance Sheet and Net Cash Provided by Operating Activities
•	As of June 30, 2022, CyberArk had $1.2 billion in cash, cash equivalents, marketable securities, and short-term deposits.
•	During the first six months of 2022, the Company generated $10.7 million in net cash provided by operating activities.
•	As of June 30, 2022, total deferred revenue was $352.1 million, a 28 percent increase from $275.0 million at June 30, 2021.

Key Business Highlights
•	Annual Recurring Revenue (ARR) was $465 million, an increase of 48 percent from $315 million at June 30, 2021.
o
The subscription portion of ARR was $255 million, or 55 percent of total ARR at June 30, 2022. This represents an increase of 133 percent from $109 million, or 35 percent of total ARR, at June 30, 2021.

o	The Maintenance portion of ARR was $210 million at June 30, 2022, compared to $206 million at June 30, 2021.
•	Recurring revenue was $120.4 million, an increase of 49 percent from $80.6 million for the second quarter of 2021.
•	Added a strong number of new logos in the quarter, signing nearly 250 customers during the second quarter of 2022.
•	88 percent of total license bookings were related to subscription bookings, compared with approximately 65 percent in the second quarter of 2021.

Recent Developments
•
CyberArk was named a Leader in the 2022 Gartner® Magic Quadrant™ for Privileged Access Management(1). The company was positioned both highest in ability to execute and furthest in completeness of vision for the fourth time in a row.

•
CyberArk launched Secrets Hub for AWS Secrets Manager, a SaaS solution that allows customers to centrally manage and rotate secrets used by developers in a cloud-native experience without any changes to their workflow.

•
CyberArk advanced the Identity Security market with solutions centered on intelligent privilege controls, seamlessly securing access for all identities, and flexibly automating the identity lifecycle, with continuous threat detection and protection with a unified approach

Business Outlook
Based on information available as of August 10, 2022, CyberArk is issuing guidance for the third quarter and full year 2022 as indicated below.

Third Quarter 2022:
•	Total revenue is expected to be in the range of $147.0 million and $153.0 million.
•	Non-GAAP operating loss is expected to be in the range of $(11.0) million to $(6.0) million.
•	Non-GAAP net loss per share is expected to be in the range of $(0.27) to $(0.14) per basic and diluted share.
o	Assumes 41.4 million weighted average basic and diluted shares.

Full Year 2022:
•	Total revenue is expected to be in the range of $589.0 million to $601.0 million.
•	Non-GAAP operating loss is expected to be in the range of $(30.5) million to $(20.5) million.
•	Non-GAAP net loss per share is expected to be in the range of $(0.82) to $(0.57) per basic and diluted share.
o	Assumes 40.7 million weighted average basic and diluted shares.
•	ARR as of December 31, 2022 is expected to be in the range of $543.0 million to $549.0 million, representing growth of 38 percent to 40 percent from December 31, 2021.

(1)	Gartner®, Magic Quadrant™ for Privileged Access Management, by Michael Kelley, James Hoover, Felix Gaehtgens, Abhyuday Data, 19th July 2022.

Conference Call Information

In conjunction with this announcement, CyberArk will host a conference call on Wednesday, August 10, 2022 at 8:30 a.m. Eastern Time (ET) to discuss the Company’s second quarter financial results and its business outlook. To access this call, dial +1 (888) 330-2455 (U.S.) or +1 (240) 789-2717 (international). The conference ID is 6515982. Additionally, a live webcast of the conference call will be available via the “Investor Relations” section of the company’s website at www.cyberark.com.

Following the conference call, a replay will be available for one week at +1 (800) 770-2030 (U.S.) or +1 (647) 362-9199 (international). The replay pass code is 6515982. An archived webcast of the conference call will also be available in the “Investor Relations” section of the company’s website at www.cyberark.com.

About CyberArk
CyberArk (NASDAQ: CYBR) is the global leader in Identity Security. Centered on privileged access management, CyberArk provides the most comprehensive security offering for any identity – human or machine – across business applications, distributed workforces, hybrid cloud workloads and throughout the DevOps lifecycle. The world’s leading organizations trust CyberArk to help secure their most critical assets. To learn more about CyberArk, visit https://www.cyberark.com, read the CyberArk blogs or follow on Twitter via @CyberArk, LinkedIn or Facebook.

Copyright © 2022 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

Key Performance Indicators and Non-GAAP Financial Measures

Annual Recurring Revenue (ARR)
•
Annual Recurring Revenue (ARR) is defined as the annualized value of active SaaS, subscription or term-based license and maintenance contracts related to perpetual licenses in effect at the end of the reported period.

Subscription Portion of Annual Recurring Revenue
•
Subscription portion of ARR is defined as the annualized value of active SaaS and subscription or term-based license contracts in effect at the end of the reported period. The subscription portion of ARR excludes maintenance contracts related to perpetual licenses.

Maintenance Portion of Annual Recurring Revenue
•
Maintenance portion of ARR is defined as the annualized value of active maintenance contracts related to perpetual licenses. The Maintenance portion of ARR excludes SaaS and subscription or term-based license contracts in effect at the end of the reported period.

Recurring Revenue
•	Recurring Revenue is defined as revenue derived from SaaS and subscription or term-based license contracts, and maintenance contracts related to perpetual licenses during the reported period.

Non-GAAP Financial Measures
CyberArk believes that the use of non-GAAP gross profit, non-GAAP operating expense, non-GAAP operating income (loss), non-GAAP net income (loss) and free cash flow is helpful to our investors. These financial measures are not measures of the Company’s financial performance under U.S. GAAP and should not be considered as alternatives to gross profit, operating loss, net loss or net cash provided by (used in) operating activities or any other performance measures derived in accordance with GAAP.

•	Non-GAAP gross profit is calculated as GAAP gross profit excluding share-based compensation expense, and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating expense is calculated as GAAP operating expenses excluding share-based compensation expense, facility exit costs, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP operating income (loss) is calculated as GAAP operating loss excluding share-based compensation expense, facility exit costs, acquisition related expenses and amortization of intangible assets related to acquisitions.

•
Non-GAAP net income (loss) is calculated as GAAP net loss excluding share-based compensation expense, facility exit costs, acquisition related expenses, amortization of intangible assets related to acquisitions, amortization of debt discount and issuance costs and the tax effect of non-GAAP adjustments.

•	Free cash flow is calculated as net cash provided by (used in) operating activities less purchase of property and equipment.

The Company believes that providing non-GAAP financial measures that are adjusted by, as applicable, share-based compensation expense, facility exit costs, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance cost, the tax effect of the non-GAAP adjustments, and purchase of property and equipment allows for more meaningful comparisons of its period to period operating results. Share-based compensation expense has been, and will continue to be for the foreseeable future, a significant recurring expense in the Company’s business and an important part of the compensation provided to its employees. Share based compensation expense has varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company’s non-cash expense. The Company believes that expenses related to its facility exit costs, acquisitions, amortization of intangible assets related to acquisitions and non-cash interest expense related to the amortization of debt discount and issuance costs do not reflect the performance of its core business and impact period-to-period comparability. The Company believes free cash flow is a liquidity measure that, after the purchase of property and equipment, provides useful information about the amount of cash generated by the business.

Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in the Company’s industry, as other companies in the industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures as they exclude expenses that may have a material impact on the Company’s reported financial results. The presentation of non-GAAP financial information is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with U.S. GAAP. CyberArk urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense, acquisition related expenses, amortization of intangible assets related to acquisitions, non-cash interest expense related to the amortization of debt discount and issuance costs and the tax effect of the non-GAAP adjustments. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense, amortization of intangible assets related to acquisitions, and the non-recurring expenses that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes to the drivers of the Company’s growth and its ability to adapt its solutions to IT security market demands; the transition of the Company’s business to a subscription model that began in 2021 and its ability to complete its transition goals in the time frame expected; the Company’s sales cycles and multiple pricing and delivery models; unanticipated product vulnerabilities or cybersecurity breaches of the Company’s, or the Company’s customers’ or partners’ systems; an increase in competition within the Privileged Access Management and Identity Security markets; the Company’s ability to hire, train, retain and motivate qualified personnel; the Company’s ability to sell into existing and new customers and industry verticals; risks related to compliance with privacy and data protection laws and regulations; the Company’s history of incurring net losses and our ability to achieve profitability in the future; the duration and scope of the COVID-19 pandemic and its impact on global and regional economies and the resulting effect on the demand for the Company’s solutions and on its expected revenue growth rates and costs; the Company’s ability to find, complete, fully integrate or achieve the expected benefits of additional strategic acquisitions; reliance on third-party cloud providers for the Company’s operations and SaaS solutions; the Company’s ability to expand its sales and marketing efforts and expand its  channel partnerships across existing and new geographies; risks related to sales made to government entities; regulatory and geopolitical risks associated with global sales and operations (including the current conflict between Russia and Ukraine) and changes in regulatory requirements or fluctuations in currency exchange rates; the ability of the Company’s products to help customers achieve and maintain compliance with government regulations or industry standards; risks related to intellectual property claims or the Company’s ability to protect its proprietary technology and intellectual property rights; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Gartner Disclaimers: Gartner and Magic Quadrant are registered trademarks of Gartner, Inc. and/or its affiliates in the U.S. and internationally and are used herein with permission. All rights reserved.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

###

Investor Contact:
Erica Smith
CyberArk
Phone:  +1 617-558-2132
ir@cyberark.com

Media Contact:
Liz Campbell
CyberArk
Phone: +1-617-558-2191
press@cyberark.com

CYBERARK SOFTWARE LTD.
Consolidated Statements of Operations
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2022	2021	2022

Revenues:
Subcription	$27,054	$65,999	$51,781	$117,949
Perpetual license	27,329	11,038	54,023	21,595
Maintenance and professional services	62,851	65,290	124,192	130,345

Total revenues	117,234	142,327	229,996	269,889

Cost of revenues:
Subcription	6,047	11,076	11,257	20,273
Perpetual license	985	385	1,989	1,277
Maintenance and professional services	16,232	19,258	30,950	37,203

Total cost of revenues	23,264	30,719	44,196	58,753

Gross profit	93,970	111,608	185,800	211,136

Operating expenses:
Research and development	33,623	46,964	63,360	90,407
Sales and marketing	65,801	86,805	127,241	164,238
General and administrative	17,959	19,868	33,958	39,604

Total operating expenses	117,383	153,637	224,559	294,249

Operating loss	(23,413)	(42,029)	(38,759)	(83,113)

Financial income (expense), net	(3,155)	1,572	(6,061)	2,628

Loss before taxes on income	(26,568)	(40,457)	(44,820)	(80,485)

Tax benefit	3,810	2,829	6,867	5,046

Net loss	$(22,758)	$(37,628)	$(37,953)	$(75,439)

Basic loss per ordinary share, net	$(0.58)	$(0.93)	$(0.96)	$(1.87)
Diluted loss per ordinary share, net	$(0.58)	$(0.93)	$(0.96)	$(1.87)

Shares used in computing net loss
per ordinary shares, basic	39,565,087	40,517,587	39,371,147	40,344,422
Shares used in computing net loss
per ordinary shares, diluted	39,565,087	40,517,587	39,371,147	40,344,422

 CYBERARK SOFTWARE LTD.
 Consolidated Balance Sheets
 U.S. dollars in thousands
 (Unaudited)

	December 31,	June 30,
	2021	2022

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$356,850	$381,527
Short-term bank deposits	369,645	307,645
Marketable securities	199,933	251,478
Trade receivables	113,211	87,836
Prepaid expenses and other current assets	22,225	25,197

Total current assets	1,061,864	1,053,683

LONG-TERM ASSETS:
Marketable securities	300,662	269,034
Property and equipment, net	20,183	19,557
Intangible assets, net	17,866	21,578
Goodwill	123,717	135,526
Other long-term assets	121,743	160,805
Deferred tax asset	47,167	67,270

Total long-term assets	631,338	673,770

TOTAL ASSETS	$1,693,202	$1,727,453

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$10,076	$11,302
Employees and payroll accruals	75,442	62,776
Accrued expenses and other current liabilities	23,576	36,377
Deferred revenues	230,908	264,614

Total current liabilities	340,002	375,069

LONG-TERM LIABILITIES:
Convertible senior notes, net	520,094	567,852
Deferred revenues	86,367	87,484
Other long-term liabilities	20,227	36,868

Total long-term liabilities	626,688	692,204

TOTAL LIABILITIES	966,690	1,067,273

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.01 par value	104	107
Additional paid-in capital	588,937	588,669
Accumulated other comprehensive income (loss)	397	(16,834)
Retained earnings	137,074	88,238

Total shareholders' equity	726,512	660,180

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,693,202	$1,727,453

 CYBERARK SOFTWARE LTD.
 Consolidated Statements of Cash Flows
 U.S. dollars in thousands
 (Unaudited)

	Six Months Ended
	June 30,
	2021	2022

Cash flows from operating activities:
Net loss	$(37,953)	$(75,439)
Adjustments to reconcile net loss to net cash
provided by operating activities:
Depreciation and amortization	6,889	7,729
Amortization of premium and accretion of discount on marketable securities, net	3,624	3,319
Share-based compensation	42,432	56,851
Deferred income taxes, net	(9,177)	(10,358)
Decrease in trade receivables	17,171	25,375
Amortization of debt discount and issuance costs	8,818	1,488
Increase in prepaid expenses, other current and long-term assets and others	(4,346)	(13,244)
Increase (decrease) in trade payables	(616)	1,382
Increase in short-term and long-term deferred revenues	32,512	34,823
Decrease in employees and payroll accruals	(1,368)	(17,110)
Decrease in accrued expenses and other current and long-term liabilities	(8,484)	(4,086)

Net cash provided by operating activities	49,502	10,730

Cash flows from investing activities:
Proceeds from (investment in) short and long term deposits, net	(75,115)	59,307
Investment in marketable securities and other	(155,981)	(194,309)
Proceeds from sales and maturities of marketable securities	105,634	156,384
Purchase of property and equipment	(4,325)	(4,160)
Payments for business acquisitions, net of cash acquired	-	(12,987)

Net cash provided by (used in) investing activities	(129,787)	4,235

Cash flows from financing activities:
Proceeds from withholding tax related to employee stock plans	1,116	3,316
Proceeds from exercise of stock options	6,342	1,210
Proceeds in connection with employees stock purchase plan	-	8,738

Net cash provided by financing activities	7,458	13,264

Increase (decrease) in cash, cash equivalents and restricted cash	(72,827)	28,229

Effect of exchange rate differences on cash, cash equivalents and restricted cash	(326)	(3,552)

Cash, cash equivalents and restricted cash at the beginning of the period	500,044	356,850

Cash, cash equivalents and restricted cash at the end of the period	$426,891	$381,527

 CYBERARK SOFTWARE LTD.
 Reconciliation of GAAP Measures to Non-GAAP Measures
 U.S. dollars in thousands (except per share data)
(Unaudited)

 Reconciliation of Net cash provided by (used in) operating activities to Free cash flow:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2022	2021	2022

Net cash provided by (used in) operating activities	$15,527	$(14,254)	$49,502	$10,730
Less:
Purchase of property and equipment	(1,660)	(2,147)	(4,325)	(4,160)

Free cash flow	$13,867	$(16,401)	$45,177	$6,570

GAAP net cash provided by (used in) investing activities	(104,629)	37,781	(129,787)	4,235
GAAP net cash provided by financing activities	1,086	12,784	7,458	13,264

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2022	2021	2022

Gross profit	$93,970	$111,608	$185,800	$211,136
Plus:
Share-based compensation (1)	2,612	3,742	5,007	6,932
Amortization of share-based compensation capitalized in software development costs (3)	60	88	107	176
Amortization of intangible assets (2)	1,278	1,422	2,556	2,700

Non-GAAP gross profit	$97,920	$116,860	$193,470	$220,944

 Reconciliation of Operating Expenses to Non-GAAP Operating Expenses:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2022	2021	2022

Operating expenses	$117,383	$153,637	$224,559	$294,249
Less:
Share-based compensation (1)	20,523	25,831	37,425	49,919
Amortization of intangible assets (2)	174	152	348	304
Acquisition related expenses	-	113	-	591
Facility exit and transition costs	760	-	760	-

Non-GAAP operating expenses	$95,926	$127,541	$186,026	$243,435

 Reconciliation of Operating Loss to Non-GAAP Operating Income (Loss):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2022	2021	2022

Operating loss	$(23,413)	$(42,029)	$(38,759)	$(83,113)
Plus:
Share-based compensation (1)	23,135	29,573	42,432	56,851
Amortization of share-based compensation capitalized in software development costs (3)	60	88	107	176
Amortization of intangible assets (2)	1,452	1,574	2,904	3,004
Acquisition related expenses	-	113	-	591
Facility exit and transition costs	760	-	760	-

Non-GAAP operating income (loss)	$1,994	$(10,681)	$7,444	$(22,491)

Reconciliation of Net Loss to Non-GAAP Net Income (Loss):

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2022	2021	2022

Net loss	$(22,758)	$(37,628)	$(37,953)	$(75,439)
Plus:
Share-based compensation (1)	23,135	29,573	42,432	56,851
Amortization of share-based compensation capitalized in software development costs (3)	60	88	107	176
Amortization of intangible assets (2)	1,452	1,574	2,904	3,004
Acquisition related expenses	-	113	-	591
Facility exit and transition costs	760	-	760	-
Amortization of debt discount and issuance costs	4,428	744	8,818	1,488
Taxes on income related to non-GAAP adjustments	(6,827)	(5,211)	(12,986)	(9,322)

Non-GAAP net income (loss)	$250	$(10,747)	$4,082	$(22,651)

Non-GAAP net income (loss) per share
Basic	$0.01	$(0.27)	$0.10	$(0.56)
Diluted	$0.01	$(0.27)	$0.10	$(0.56)

Weighted average number of shares
Basic	39,565,087	40,517,587	39,371,147	40,344,422
Diluted	40,456,168	40,517,587	40,476,136	40,344,422

(1) Share-based Compensation:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2022	2021	2022

Cost of revenues - Subscription	$74	$517	$328	$893
Cost of revenues - Perpetual license	60	31	114	61
Cost of revenues - Maintenance and Professional services	2,478	3,194	4,565	5,978
Research and development	4,937	6,754	9,287	12,804
Sales and marketing	9,266	12,361	16,764	23,761
General and administrative	6,320	6,716	11,374	13,354

Total share-based compensation	$23,135	$29,573	$42,432	$56,851

 (2) Amortization of intangible assets:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2021	2022	2021	2022

Cost of revenues - Subscription	$1,111	$1,425	$2,200	$2,633
Cost of revenues - Perpetual license	167	(3)	356	67
Sales and marketing	174	152	348	304

Total amortization of intangible assets	$1,452	$1,574	$2,904	$3,004

(3) Classified as Cost of revenues - Subscription.